Default;

April 27,2006

Nili Shah, Branch Chief

Jenn Do, Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Amerityre Corporation (the “Company”)

SEC File No. 000-50053

Form 10-Q/A for the quarter ended December 31, 2005

Response to Comment Letter dated April 26, 2006

Ladies and Gentlemen:

To assist the Staff of the Commission in completing its review of the above referenced filings, the comments from your comment letter dated April 26, 2006, are quoted below and are followed in each case by the Company’s response thereto.

Form 10-Q/A for the period ended December 31, 2005

Financial Statements

Note 4 - Stock Options

1. COMMENT:  In future filings, please ensure you disclose the following:

•The information required by paragraph 84.a to 84.e of SFAS 123(R) with respect to your pro forma amounts for fiscal 2005, as if you had measured employee compensation cost using the fair-value-based method.

•The information required by paragraphs A240(a) regarding the number of shares authorized for option awards, A240(b)(2), A240(c), A240(d), and A240(k). Please refer to the example disclosures in paragraph A241 of SFAS 123(R) for guidance.

•In your critical accounting policies or in the note 4, please disclose the methods you used in determining each assumption in valuing your options. Please refer to paragraph A240(e)(2), the example in paragraph A241 of SFAS 123(R), as well as the discussion in question 5 of section D.1 of SAB 107 for guidance.

RESPONSE: The staff’s comments have been noted. The Company hereby confirms that it will conform the disclosure in future filings to be consistent to the staff’s comments.

Management’s Discussion and Analysis

Results of Operations

2. COMMENT: We note your additional disclosures in response to comment 10 in our letter dated March 16, 2006, regarding the changes in net sales, cost of sales, operating expense and operating cash flows from the six months ended December 31, 2004 to the six months ended December 31, 2005. In future filings, your disclosures should provide greater detail, with quantification where appropriate and necessary, of the specific factors that led to the material changes in these items. For example:

•Gross profit declined from 28% to 17%. You state that the reduction in gross profit is a result of a revaluation of your standard costs after taking into account increases in base chemicals and steel wheel component costs for tire/wheel assemblies, and that to offset these increases in material costs, you have increased the sales price of your Products in an attempt to recapture the decrease you have experienced. In future filings, pursuant to Item 303(a)(3) of Regulation S-K, please ensure that your discussions quantify, to the extent appropriate and necessary, the specific factors that led to such material changes. In this regard, we would expect you to disclose how much of the gross margin decline was attributable to the revaluation and the increase sales price.

•Similarly, which respect to your 15% increase in net sales, you should disclose the extent to which the increase was due to increased volume, versus increased sales price.

RESPONSE: The staff’s comments have been noted. The Company hereby confirms that it will conform the disclosure in future filings to be consistent to the staff’s comments.

If you have any questions regarding our responses or need any additional information, please telephone the undersigned at 801-870-5134 or 702-592-4423, or our outside counsel, John C. Thompson, at 801-363-4854.  Thank you for your assistance.

AMERITYRE CORPORATION

/s/Elliott N. Taylor

Elliott N. Taylor

Executive Vice-president and General Counsel

Cc:

John C. Thompson, Attorney at Law

Richard Friedman, Esq., Sichenzia Ross Friedman Ference, LLC.

Eric Pinero, Esq., Sichenzia Ross Friedman Ference, LLC.

Jeff Jones, HJ & Associates, LLC.

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